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SEC FILE NUMBER
001-33540

CUSIP NUMBER

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑	Form 10-K	☐	Form 11-K	☐	Form 20-F	☐	Form 10-Q
	☐	Form N-SAR
For Period Ended: June 30, 2007

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q

☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR

For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _______________

PART I
REGISTRANT INFORMATION

Full Name of Registrant	ZBB Energy Corporation
Former Name if Applicable
Address of Principal Executive Office	N93 W14475 Whittaker Way
City, State and Zip Code	Menomonee Falls, Wisconsin 53051
PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant period, as well as the completion of the required review of the Company’s financial information, could not be completed without incurring undue hardship and expense as this is the first annual report after the Company’s initial public offering in the United States. The Company undertakes to file the required report before the 15th calendar date after the prescribed due date.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Geoffrey D. Hann	(262)	253-9800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ZBB Energy Corporation
Name of Registrant as Specified in Charter.
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 28, 2007	By	/s/ Geoffrey D. Hann

Geoffrey D. Hann
Chief Financial Officer